UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-28724 CUSIP Number: M7531S 20 6

(Check One)   ☐Form 10-K   ☒Form 20-F    ☐Form 11-K     ☐Form 10-Q      ☐Form N-SAR   ☐Form N-CSR

For Period Ended: December 31, 2011

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended: ________________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

Orckit Communications Ltd.
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Full Name of Registrant

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Former Name if Applicable

126 Yigal Allon Street
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Address of Principal Executive Office (Street and Number)

Tel Aviv 67443, Israel
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

As previously reported by Orckit (see, for example, Orckit's report on Form 6-K submitted to the Commission on February 16, 2012 and the section entitled “Terms of the Arrangement” contained in Orckit’s Proxy Statement, dated March 7, 2012, included in Orckit’s report on Form 6-K submitted to the Commission on March 7, 2012), Orckit is in the process of finalizing a proposed arrangement with its Series A note holders and Series B note holders.  On May 1, 2012, Orckit published a notice convening a meeting of its Series A note holders, which is scheduled to be held on May 9, 2012, to approve the arrangement. Orckit plans to publish a notice shortly convening a meeting of its Series B note holders to approve the arrangement.  A few open issues remain in the negotiations between Orckit and the representatives of its note holders regarding revisions to the trust agreements relating to the Series A notes and Series B notes in order to implement the arrangement.  Orckit and the representatives agreed to endeavor to resolve the remaining issues in advance of the note holder meetings. The results of these negotiations and these note holder meetings could have a significant impact on Orckit’s financial position and disclosure.  Accordingly, Orckit was unable to file its Annual Report on Form 20-F (including its financial statements) in a timely manner without unreasonable effort and expense. Orckit anticipates filing its Annual Report on Form 20-F for the year ended December 31, 2011 within the regulatory fifteen-day extension period.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

                 Uri Shalom                    +972-3                       694-5370
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                   (Name)                     (Area Code)       (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Orckit Communications Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2012              By: /s/ Izhak Tamir
                                             Name: Izhak Tamir
                                             Title:   President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the persons signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).